Exhibit 99.1

Yintech Raises Guidance for Second Quarter of 2016

SHANGHAI, CHINA, July 7, 2016 - Yintech Investment Holdings Limited (Nasdaq: YIN) (“Yintech” or the “Company”), the largest online provider of spot commodity trading services in China by customer trading volume in both 2014 and 2015, today raised its guidance for the second quarter of 2016.

For the second quarter of 2016, based upon preliminary data, Yintech expects customer trading volume to be approximately RMB414 billion, compared with the previously stated range of RMB330 billion to RMB360 billion. Revenue for the second quarter of 2016 is expected to be between RMB490 million and RMB500 million, compared with the previously stated range of RMB410 million to RMB450 million.

The revisions were mainly attributable to a significant increase in customer trading volume during the second quarter of 2016 as a result of the Company’s expanding customer base and increased trading activities resulting from a volatile commodities market.

About Yintech

Yintech (NASDAQ:YIN) is the largest online provider of spot commodity trading services in China by customer trading volume in both 2014 and 2015, according to Euromonitor. The Company facilitates the trading by individual customers of silver, gold and other precious metals and commodities on China’s three leading exchanges: the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. Yintech provides customers with comprehensive services, including account opening, investor education, market information, research, live discussion boards and real-time customer support, the majority of which, is delivered through its proprietary client software and call center.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the prospectus filed by the Company on April 26, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department

Phone: +86 21 2028 9009 ext 8091

E-mail: ir@baidao.com

Christensen

In China
Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com